September 20, 2006

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, NW

Washington, DC  20549-0405

Re:	United Stationers Inc.
Form 10-K for the year ended December 31, 2005
Forms 10-Q for the periods ended March 31 and June 30, 2006
Forms 8-K filed on February 17, May 5, and August 3, 2006

Dear Ms. Collins:

On behalf of United Stationers Inc. (together with its consolidated subsidiaries, the “Company” or “We”), I am submitting the following responses to comments in your letter dated August 9, 2006, to Richard W. Gochnauer.  For reference purposes, we have included your comments, along with the Company’s corresponding response.

Form 10-K for the Year Ended December 31, 2005

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cash Flows, page 32

1.                                       We note your use of non-GAAP measures in your 10-K as well as your 10-Q for the quarterly periods ended March 31, 2006 and June 30, 2006 and the Forms 8-K filed on February 17, 2006, May 5, 2006 and August 3, 2006.  Tell us how you have considered the guidance in Regulation G, Item 10 of Regulation S-K and the guidance set forth in the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to disclose (1) the manner in which management uses the non-GAAP measure to conduct or evaluate its business and (2) the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

The Company will enhance its qualitative disclosures regarding its non-GAAP financial measures related to its off-balance sheet Receivables Securitization Program.  Specifically, we will add disclosures that state management’s reasons for using the non-GAAP measures and why such measures enhance our financial statements and disclosures.  Specifically, the following disclosure will be included in proximity to our use of the Receivables Securitization Program non-GAAP financial measures:

Internally, we view accounts receivable sold through our Receivables Securitization Program (the “Program”) to be a financing mechanism based on the following considerations:

•                  The Program is our first source of financing, primarily because it carries a lower cost than other traditional borrowings;

•                  The Program characteristics are similar to those of traditional debt, including being securitized, having an interest component and being viewed as traditional debt by the Program’s financial providers in determining capacity to support and service debt;

•                  The terms of the Program are structured similar to those in many revolving credit facilities, including provisions addressing maximum commitments, costs of borrowing, financial covenants and events of default;

•                  As with debt, we elect, in accordance with the terms of the Program, how much is funded through the Program at any given time;

•                  Provisions of our Credit Facility aggregate true debt (including borrowings under the Credit Facility) together with the balance of accounts receivable sold under the Program into the concept of “Consolidated Funded Indebtedness”.  This effectively treats the Program as debt for purposes of Credit Facility requirements and covenants; and

•                  For purposes of managing working capital requirements, we evaluate working capital before any sale of accounts receivables sold through the Program to assess accounts receivable requirements and performance, on measures such as days outstanding and working capital efficiency.

Based on the above reasons, we believe that adjusting the GAAP cash flows to reflect the sale of receivables as debt provides useful information to the investor.

We will enhance our disclosure in our next filing that references this Program, which is expected to be a Current Report on Form 8-K related to our third quarter 2006 earnings release.

Note 1.  Basis of Presentation

2004 Review of Canadian Subsidiary, page 46

2.                                       We note in your disclosure that you determined that your Canadian Division incorrectly accounted for certain items during 2003 and 2004 and that during 2004 adjustments totaling $13.2 million were made related to these items.  We further note that $6.7 million of these adjustments related to prior periods. Tell us which quarterly and annual periods the $6.7 million adjustment relates to and explain why you did not adjust such periods accordingly.  Additionally, please provide a breakdown of the remaining $6.5 million of adjustments by quarter and tell us how you determined whether such adjustments were material to the quarters in which they should have been recorded.  Furthermore, explain why your quarterly financial data in Note 19 reflects $5.6 million and $7.6 million of the adjustments being recorded in the third and fourth quarter, respectively of fiscal 2004.

During 2004, income from operations included a charge of $13.2 million ($8.3 million after-tax, or $0.24 per diluted share) for amounts that the Company’s Canadian Division either incorrectly recorded, or that had become uncollectible.  This charge included items related to periods prior to 2004 of approximately $6.7 million ($4.2 million after-tax, or $0.12 per diluted share) and approximately $6.5 million ($4.1 million after-tax, or $0.12 per diluted share) in the 2004 period.  The $6.7 million related to quarterly and annual periods between 2000 and 2003.  The following two tables set forth the impact of the charge on net income and diluted EPS by quarter and annually as if the charge was recorded in those periods:

Net Income (in millions):

	Net Income				Net Income
Year	As Reported		Charge		After Charge	% Change
2000	$92.2		($0.2)		$92.0	(0.2%)
2001	$57.0		($0.3)		$56.7	(0.3%)
2002	$60.2		($0.1)		$60.1	(0.2%)

Q1 2003	$18.8	(1)	($0.8)		$18.0	(4.3%)
Q2 2003	$15.1		($0.9)		$14.2	(6.0%)
Q3 2003	$23.3		($0.9)		$22.4	(3.9%)
Q4 2003	$21.9		($1.0)		$20.9	(4.6%)
2003	$79.1		($3.6)		$75.5	(4.6%)
Impact to above-referenced prior periods is as follows:
	$288.5		($4.2	)(2)	$284.3	(1.5%)

Q1 2004	$23.4		($0.6)		$22.8	(2.6%)
Q2 2004	$21.0		($0.9)		$20.1	(4.3%)
Q3 2004	$29.8	(3)	($0.8	)(4)	$29.0	(2.7%)
Q4 2004	$24.0	(3)	($1.8	)(4)	$22.2	(7.5%)
2004	$98.2		($4.1	)(5)	$94.1	(4.2%)
The impact on 2004 from 2000 through 2003 is as follows:
	$98.2		($4.2	)(2)	$94.0	(4.3%)

1.              Excludes an after-tax charge of $6.1 million related to a cumulative effect of a change in accounting principle.

2.              This amount represents $6.7 million on a pre-tax basis which was disclosed as the prior-period impact.

3.              Adjusted to exclude $3.4 million in Q3 2004 and $4.8 million in Q4 2004 recorded during these periods which represented the total after-tax charge.

4.              These amounts were recorded in the proper period.

5.              This amount represents $6.5 million on a pre-tax basis which was disclosed as the current period impact.

Diluted Earnings Per Share:

	Diluted EPS				Diluted EPS
Year	As Reported		Charge		After Charge	% Change

2000	$2.64		$0.00		$2.64	(0.0%)
2001	$1.68		($0.01)		$1.67	(0.6%)
2002	$1.78		$0.00		$1.78	(0.0%)

Q1 2003	$0.58	(6)	($0.02)		$0.56	(3.4%)
Q2 2003	$0.46		($0.03)		$0.43	(6.5%)
Q3 2003	$0.69		($0.03)		$0.66	(4.3%)
Q4 2003	$0.64		($0.03)		$0.61	(4.7%)
2003	$2.37		($0.11)		$2.26	(4.6%)

Impact to above-referenced prior periods
	$8.47		($0.12	)(7)	$8.35	(1.4%)

Q1 2004	$0.68		($0.02)		$0.66	(2.9%)
Q2 2004	$0.62		($0.03)		$0.59	(4.8%)
Q3 2004	$0.88	(8)	($0.02	)(9)	$0.86	(2.3%)
Q4 2004	$0.71	(8)	($0.05	)(9)	$0.66	(7.0%)
2004	$2.89		($0.12	)(10)	$2.77	(4.2%)

The impact on 2004 from 2000 through 2003 is as follows:
	$2.89		($0.12	)(7)	$2.77	(4.2%)

6.              Excludes a charge of $0.19 per share related to a cumulative effect of a change in accounting principle.

7.              This amount represents $6.7 million on a pre-tax basis which was disclosed as the prior-period impact.

8.              Adjusted to exclude $0.10 per share in Q3 2004 and $0.14 per share in Q4 2004 recorded during these periods which represented the total after-tax charge.

9.              These amounts were recorded in the proper period.

10.       This amount represents $6.5 million on a pre-tax basis which was disclosed as the current-period impact.

To make a determination as to the materiality of the above charges to our financial statements, we considered both quantitative and qualitative factors in judging materiality.  In accordance with SEC Staff Accounting Bulletin No. 99 — Materiality

(“SAB 99”), we determined the numerical impact with the understanding that exclusive reliance on a numerical threshold to determine materiality has no basis in the accounting literature or the law.  As such, we attempted to determine if there was a substantial likelihood that the facts would have been viewed by a reasonable investor as having significantly altered the total mix of information previously disclosed.

We determined that the above charges, separately and in the aggregate, were not material to investors in any of the periods impacted; therefore, we concluded that it was not necessary to restate and reissue our financial statements.  This decision was made in contemplation of the authoritative guidance in SAB 99 and Accounting Principles Opinion 20 — Accounting Changes.

From a quantitative perspective, the charges were not material as the Company’s Canadian Division accounted for approximately 5% of the Company’s total revenue during 2003 and less than 4% during 2004.  In addition, as shown in the above tables, the second quarter of 2003 was the only prior period in which the charge would have resulted in a change in net income and EPS that exceeded 5% (6.0% and 6.5%, respectively).  From a quantitative perspective, we believe that the judgment of a reasonable person relying upon the Company’s financial statements and disclosures would not have been changed or influenced by the inclusion of the charges in the respective periods.

We understand that the combination of quantitative and qualitative factors may result in relatively small amounts having a material effect on financial statements.  In our opinion, this is not the case as the charges were not material from a qualitative perspective as well.  To determine this, we considered the following:

•                whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate — As disclosed in the Company’s Form 10-K for the fiscal years ended December 31, 2004 and 2005, the misstatement included: accruing for supplier allowances that the Canadian Division did not qualify for under the terms of its supplier agreements; failing to timely write off anticipated supplier allowances and other receivables that, while initially properly accrued, were no longer collectible; and failing to properly record customer returns and make other necessary adjustments to inventory balances.  These transactions involved estimates which require a significant level of judgment and as new information became available the amounts became more precise.

•                whether the misstatement masks a change in earnings or other trends — we believe that these charges did not mask a change in earnings, cash flow or other trends.

•                whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise — the charges did not hide the failure to meet analysts’ estimates in any period.

•                  whether the misstatement changes a loss into income or vice versa — as indicated in the above tables, these charges did not change the Company’s results from a loss to income or vice versa.

•                whether the misstatement concerns a segment or other portion of the Company’s business that has been identified as playing a significant role in the registrant’s operations or profitability — the Company’s Canadian Division was not identified as playing a significant role in revenues, cash flow, profitability or business strategy.

•                whether the misstatement affects the Company’s compliance with loan covenants or other contractual requirements — there was no impact on the Company’s loan compliance or any other contractual agreement.

•                whether a known misstatement may result in a significant positive or negative market reaction — no significant market reaction was expected.

•                whether the misstatement has the effect of increasing management’s compensation -  From 2000 through 2004, the impact of the misstatement did not have the effect of increasing management’s compensation.

•                whether the misstatement involves concealment of an unlawful transaction - As disclosed in the Company’s Form 10-K for the fiscal years ended December 31, 2004 and 2005, the Company and its Audit Committee, with the assistance of outside counsel and forensic accounting experts, conducted a review of the accounting records and an investigation into  allegations of misconduct at the Company’s Canadian Division.  The accounting review and Audit Committee investigation began in October 2004 and concluded in February 2005. These actions revealed evidence of fraud by the Canadian Division’s personnel related to improper and fictitious sales transactions, including sale and buyback transactions, and other accounting improprieties.  The Audit Committee’s investigation found no evidence that management in the United States had knowledge of, or involvement in, improper activities at the Canadian Division.

We believe that these qualitative considerations, in the aggregate, did not have an impact on the total mix of information provided to investors that would have changed or influenced their view of the Company’s financial position.

Based on the above analysis of the quantitative and qualitative factors, these charges did not materially impact the results; and therefore, restating or reissuing the Company’s financial statements was not necessary. In addition, we believe that we were transparent regarding these charges with our investors through disclosures within our press releases, Forms 10-K and 10-Q, and analysts’ conference calls.

Footnote 19 to the 2005 Form 10-K includes a reference to write-offs of $5.6 million (pre-tax) and $7.6 million (pre-tax) for the third and fourth quarters of 2004, respectively.  These references were included to inform the reader that the $13.2 million (pre-tax) charge was recorded during the 3rd and 4th quarters of 2004.  The total amount was split between quarters based on the adjustments known at the time of each SEC filing.

Note 2.   Summary of Significant Accounting Policies

Supplier Allowances and Cumulative Effect of a Change in Accounting Principle, page 47

3.                                       We note that the Company records cash consideration received from vendors related to fixed advertising allowances as a reduction to the cost of inventory.  Tell us how you considered paragraph 6 of EITF 02-16 in determining that such allowances should be recorded as a reduction to cost of sales versus a reduction to the cost to sell the vendors’ products (i.e. warehousing, marketing and administrative expenses).

EITF No. 02-16, paragraph 6, indicates that cash consideration from a supplier should be characterized as a reduction of the cost to sell the supplier’s product if the cash consideration represents a reimbursement of a specific, incremental, identifiable cost incurred by the customer in selling the supplier’s products.  We account for fixed supplier allowances as a reduction in the cost of goods purchased from suppliers, because these allowances are not reimbursements for specific, incremental or separately identifiable costs incurred in selling the supplier’s products.  Accordingly, fixed supplier allowances are first capitalized as part of the cost of inventory and subsequently recognized as a reduction to cost of goods sold in the period of sale.

4.                                       Explain your process for estimating the amount of supplier allowance and incentives to be received under your variable programs.  Describe the systematic and rational process for allocating the consideration to each of the underlying transactions and tell us how you determine that such amounts are probable and reasonably estimable. Quantify the amounts recognized for each quarter during the past three fiscal years and tell us if any subsequent adjustments were recorded as a result of the Company not meeting their purchase volume requirements.

Each year, a Supplier Allowance Program Agreement (the “Agreements”) is negotiated with each of our suppliers.  Each Agreement can have multiple fixed and variable components.  Typically, fixed component programs involve little estimation and the related allowances are recorded over the life of the publication.  Our process for estimating the amounts to be received under the variable programs is described below.

The majority of the variable allowance programs base the dollars earned on the supplier’s “shipped sales” to the Company.  It has been our experience that our internal merchandise receipts approximate the supplier’s shipped sales.  As a result, receipts have become the standard for our variable program estimates.

On a monthly basis, total receipts for each supplier by stockkeeping unit are extracted from our production receiving system and loaded into the variable allowance forecasting model.  The model applies the appropriate rate factors to the current month’s receipt data per the latest approved Agreements.  In some cases, the programs have tiered components where the allowance rates vary depending on the total-year volume.  In these situations, the trailing twelve months’ receipts are used to forecast the annual tier attainment and the corresponding rate is applied to the current-month’s receipts.  The total estimated variable allowance dollars estimated in the model are recorded for the current period.

Two verifications are performed during the year to validate the accuracy of the estimated variable allowances.  After the end of the second quarter, mid-year confirmations are sent out to approximately 20 of the top variable allowance program suppliers, which represents approximately 80% of the allowance dollars accrued.  The confirmations ask that the supplier provide a summary of the six month year-to-date “shipped sales” data that they would use as the basis for their variable allowance payment.  The supplier is also asked to provide an estimate of our variable allowance dollars earned to-date.  The responses are compared to our estimates and any necessary adjustments are recorded when identified.    This confirmation process is also performed as part of our year-end accounting close.  Based on the above reasons, we believe that the amounts recorded are probable and reasonably estimable.

The process and forecasting model described above is applied to all variable programs. Prior to calendar year 2006, this detailed estimating process was performed for the top 100 Supplier Allowance Program agreements, which accounted for almost 98% of the total variable allowance dollars.  The dollars related to the balance of the supplier programs were estimated based on prior-year actual collections.

Variable supplier allowances have two components: (1) Volume Allowances and (2) Full-Line Print & Electronic Content Syndication.  Since our forecasting model estimates the allowance dollars earned for each component by supplier separately, there is no need for an allocation.

The table below is the requested summary of Supplier Allowances recognized during the past three fiscal years.  There were no significant adjustments recorded as a result of the Company not meeting its purchase volume requirements.

Supplier Allowances
(in millions)

	Q1	Q2	Q3	Q4	Total Year
2003	$59.3	$56.2	$58.5	$56.6	$230.6

2004	$62.5	$60.9	$58.0	$59.9	$241.3

2005	$64.5	$63.4	$67.0	$76.3	$271.2

2006	$72.1	$90.9	N/A	N/A	$163.0

In addition, we capitalize to inventory a portion of supplier allowances related to unsold product.  We use the simplified resale method for inventory capitalization to quantify the amount of supplier allowances to be capitalized.  Under this methodology, the amount to be capitalized is based upon supplier allowances as a percent to purchases applied against the total year LIFO inventory increment or decrement.  Supplier allowances capitalized to inventory by quarter for the past three years are as follows (in millions):

Capitalized Supplier Allowances	Q1	Q2	Q3	Q4
2006	$38.6	$39.0	N/A	N/A
2005	34.2	34.8	35.2	38.5
2004	30.6	31.2	31.0	33.1

Inventories, page 49

5.                                       We note that the Company records inventory reserves for shrinkage and for obsolete, damaged, defective, and slow-moving inventory.  Please tell us the amount of such reserves. Also, tell us how you considered Chapter 4 footnote 2 of ARB 43 and SAB Topic 5 (BB), which indicate that inventory write-downs due to obsolescence establish a new cost basis and should not be presented as a reserve.  Tell us if the Company has obsolete inventory still on hand and if so, explain why you have not disposed of such inventory yet.  Disclose in MD&A if such inventory was subsequently sold and resulted in a higher gross margin due to the previous write-downs.

We record inventory reserves for shrinkage, obsolescence (discontinued and slow moving product), and distress (damage and defective product).  These reserves are summarized as follows (in millions):

Item	June 2006	March 2006	December 2005
Shrinkage	$3.7	$2.1	$3.8
Obsolescence	9.0	8.7	9.4
Distress	1.5	1.4	1.0
Total	$14.2	$12.2	$14.2

We continually evaluate our product offering to determine what items must be carried in inventory to support customer requirements.  Estimates are made and recorded to reduce the inventory value to the lower of cost or market (“LCM”) for items which will be discontinued from the current product offering. These estimates are based upon our projections of discontinued on-hand inventory at the end of the current product cycle.  At that time, the items are no longer available for sale and are written down to the LCM.  The items are liquidated by returning product to the supplier, using distress channels and donations.   The liquidation process generally takes four to six months to complete.  In addition to discontinued inventory, an estimate is recorded for obsolescence related to slow moving items.  These items are at risk for being discontinued in the future. We do not write-up inventory after recording a LCM or obsolescence reserve.  The on-hand discontinued and slow moving inventory positions are summarized below (in millions):

Item	June 2006	March 2006	December 2005
Discontinued On Hand	$3.2	$4.9	$6.9
Slow Moving Inventory	20.3	21.6	21.8
Total	$23.5	$26.5	$28.7

 Note 5. Segments, page 55

6.                                       We note from your disclosures in MD&A that the Company’s janitorial/sanitation and foodservice consumable products generate higher pricing margins.  Please tell us the gross profit margins of each of the Company’s product categories for each of periods presented.  Tell us how you considered this information in determining that the Company’s segments met the similar economic characteristics criteria of paragraph 17 of SFAS 131 for aggregation.  Also, tell us your consideration for including a discussion of the margins for each product type in your MD&A or why you believe such information is not useful to an investor.

In response to the staff’s comments, the Company reviewed the application of SFAS 131 to our operations.  We have determined that the Company continues to have multiple operating segments for the purpose of paragraph 10 of SFAS 131, as follows:

We define operating segments as individual operations that the chief operating decision maker (CODM) (in our case, the President and Chief Executive Officer) reviews for the purpose of assessing performance and making operating decisions.  When evaluating operating segments, the Company considers the following:

•                 Whether or not the component engages in business activities from which it may earn revenues and incur expenses

•                    Whether or not the operating results of the component are regularly reviewed by the enterprise’s CODM

•                    Whether or not discrete financial information is available about the component

•                 Other factors, such as management structure, presentation of information to the Board of Directors and the nature of the business activity of each component.

Based on the factors referenced above, we currently have two operating segments, United Stationers Supply Co. (“USSC”), the first-tier operating subsidiary of United Stationers Inc. (referred to internally as the “Supply”), and Lagasse, Inc., a subsidiary of USSC.  Supply also includes operations in Canada and Mexico conducted through a USSC unincorporated branch and through a subsidiary, respectively, as well as Azerty, which has been operationally consolidated into Supply.

We use the following steps to determine which of our operating segments are reportable segments:

•                 Determine which operating segments meet all of the aggregation criteria.

•                 Determine which operating segments meet the quantitative thresholds.

•                 Assess whether the operating segments that do not meet the quantitative thresholds share a majority of the aggregation criteria.

•                 Test whether the reportable segments contribute at least 75% of the total consolidated revenue.

After evaluating the above steps, we concluded that the Company has two operating segments, which may be aggregated into one reportable segment.  The following detailed discussion supports our conclusion that the Company has one reportable segment:

(i) Consistency with General Principles.  We believe the aggregate presentation is more useful in understanding the Company’s performance and measuring its prospects for future net cash flows, as both Supply and Lagasse have similar characteristics. Accordingly, we believe aggregation of our two operating segments into a single reportable segment is consistent with the objectives of and basic principles outlined in SFAS 131.

(ii) Similar Economic Characteristics. From the perspective of economic characteristics, the historical differential in gross margins between Supply and Lagasse have ranged between approximately zero and 5%.  On an average long-term basis, we estimate that the differential between these operating segments will remain constant.  In addition, because the operations and services offered are similar (discussed below), the cost-to-serve (i.e. operating expenses) and ultimately earnings before interest, taxes, depreciation, and amortization as a percentage of net sales are also similar.

(iii) Similar Nature of Products and Services. As a wholesaler of a broad offering of more than 50,000 business products, the nature of the products and services offered by each operating segment are similar.  These products and services are available through an integrated network of distribution centers.  Both Supply and Lagasse distribute multiple product categories across the spectrum of our six major product categories (traditional office supplies, computer consumables, office furniture, janitorial / sanitation and foodservice supplies and business machines).  Both operating segments also produce and provide a similar range of delivery, marketing and other services.  Marketing and promotional activities are directed centrally from the corporate office.  The types of marketing materials used are similar and include catalogs and flyers that are distributed to our reseller customers, often for circulation to the end consumer. As a result, there are significant similarities in the overall nature of the products and services offered by our two operating segments.

(iv) Similar Production Processes and/or Distribution Methods. The processes and methods used to distribute and provide services by each operating segment are very similar.  Each operating segment performs wholesaler functions of procuring, receiving, storing, picking, packing, shipping, and tracking business products. Similar alternative distribution methods are offered in both segments, including ground/air transportation, will call pick-up and third-party courier (to our reseller customers or their end consumers).  Rapid delivery from available stock is a key part of the service proposition for both such segments.  In addition, both operating segments require substantially similar distribution facilities, handling equipment and distribution labor force.

(v) Similar Types of Customers. Each operating segment sells exclusively to resellers who, in turn, sell to end-consumers.  There are a significant number of customers who purchase business products from both operating segments.

(vi) Regulatory Environment.  Our operating segments all operate within the same regulatory environment, that generally applies to wholesale distributors.

Since the operating segments meet all of the aggregation criteria in SFAS 131, the remaining tests listed above to determine separate reportable segments are not applicable.

In response to your comment regarding possible product segments, our business focus is that of a general line business products wholesaler.  As noted above, we sell items within six general product categories: office products, computer consumables, office furniture, janitorial/sanitation and foodservice supplies, and business machines.  However, these product categories are not operating segments for the following reasons:

As referenced above, each of our integrated warehouses stock multiple product categories and perform receiving, storing, picking, packing, shipping, and tracking functions which are similar for each product category.  Multiple product categories are often consolidated into one shipment to the customer with one consolidated invoice.  We sell to approximately 20,000 resellers who are similar in nature, in that they sell to end-consumers and they rely on us for our wholesale services and expertise.  Our distribution network is reviewed on an ongoing basis by our CODM to improve productivity and efficiency and to achieve high in-stock order fill rates, order accuracy rates, and on-time delivery rates for the full range of products that we distribute.

Our financial systems do not aggregate financial information relative to product categories below the consolidated or legal entity level.  For example, the components of the income statement below “file margin” (net sales less standard cost) are not aggregated by product category.  File margin excludes items such as freight, inventory obsolescence, inventory shrinkage, customer rebates, supplier allowances, standard cost adjustments and certain other items.  Other operating expenses including warehousing, marketing, and administrative expenses are not available on a product category basis.  In addition, our financial systems are not designed to produce balance sheets by product category.  Accounts receivable are managed on a consolidated basis while inventory and fixed assets are managed at the individual warehouse level.  As the above discussion indicates, the Company does not produce discrete financial statements by product category.

As a direct result of the integrated nature of our distribution network and the lack of discrete financial information described above, the CODM does not receive separate financial information for each product category upon which to base resource allocation decisions or assess performance.  We, therefore, believe that our product categories do not represent separate operating segments, and therefore, cannot be considered separate reportable segments.

Item 9A. Controls and Procedures, page 72

7.                                       We note your disclosure here and in your Form 10-Q for the quarterly periods ended March 31, 2006 and June 30, 2006 regarding the inherent limitations on the effectiveness of controls, including your statement that “a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met.”  This disclosure should be presented prior to your conclusions on the effectiveness of your disclosure controls and procedures and internal control over financial reporting.  Additionally, if you continue to include a discussion of the limitations on the effectiveness of controls, your conclusions should state clearly, if true, that your disclosure controls and procedures and internal controls over financial reporting are designed to provide reasonable assurance of achieving their objectives and that your principal executive offer and principal financial officer concluded that these controls are effective at that reasonable assurance level.  Alternatively, remove the reference to the level of assurance of your disclosure controls and procedures and internal controls over financial reporting.  Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available at our website at http://www.sec.gov/rules/final/33-8238.htm.  Tell us how you intend to comply with this release.

We will modify our controls and procedures disclosure as requested.  Specifically, we will: (1) move the paragraph “Inherent Limitations on Effectiveness of Controls” before the paragraph “Disclosure Controls and Procedures,” in order to disclose the inherent limitations of any internal control system before providing our assessment of the effectiveness of the Company’s disclosure controls and procedures; and (2) modify our assessment of the effectiveness of disclosure controls and procedures and internal controls over financial reporting to read “Based on this evaluation, the Company’s management (including its CEO and CFO) concluded that, as of September 30, 2006, the Company’s Disclosure Controls were effective at the reasonable assurance level.”

This change will be made beginning with our Quarterly Report on Form 10-Q for the period ending September 30, 2006.

Forms 10-Q for the quarterly period ended March 31, 2006

Note 3.   Share-Based Compensation, page 11

8.                                       Please tell us your consideration for the disclosure requirements of SAB No. 107, Section H, Question 1 which includes all of the disclosures required by paragraphs A240-242 of Statement 123R.  For example, we note that you have not included a description of the general terms of the awards under your share-based compensation arrangements and you have not included the methods used to estimate volatility or expected term of such share-based awards.  If you determine that you have not provided the required disclosures of this bulletin, tell us how you intend to comply with this bulletin.

We will expand our FAS 123R disclosures to include a general description of each of our active equity-based compensation plans.  In addition, in proximity to our disclosures regarding the use of the Black-Scholes method of valuing equity-based compensation, we will include a discussion of the methods used to estimate volatility and expected term of awards.  The expanded disclosure on our equity-based plans and Black-Scholes assumptions is provided below under “Expanded Disclosure.”  These changes will be incorporated into the Company’s Quarterly Report on Form 10-Q for the period ending September 30, 2006.

Expanded Disclosure

As of September 30, 2006, we had three active equity compensation plans.  A description of these plans is as follows:

Amended 2004 Long-Term Incentive Plan (“LTIP”)

In March 2004, the Company’s Board of Directors adopted the LTIP to, among other things, attract and retain managerial talent, further align the interest of key employees to those of the Company and provide competitive compensation to key employees. Awards include stock options, stock appreciation rights, full value awards, cash incentive awards and performance-based awards.  Key employees and non-employee directors of the Company are eligible to become participants in the LTIP, except that non-employee directors may not be granted incentive stock options.

Directors Grant Plan

The Directors Grant Plan, adopted by the Board in 2001, permitted the discretionary award of up to 4,000 deferred stock units per year to each non-employee Director of the Company, up to the 250,000 total share maximum previously established with respect to the plan. As of September 30, 2006, previously granted deferred stock units are outstanding and vested under the Directors Grant Plan, with settlement thereof in shares of common stock to occur as described in the following paragraph. Previously, a total of 1,300 deferred stock units awarded under the Directors Grant Plan were settled in shares on a one-for-one basis. In accordance with the LTIP, no further awards will be made under the Directors Grant Plan.

The Directors Grant Plan provides that each award under the plan will have such individual vesting provisions, resale limitations and other terms as may be determined by the Board or the Board committee charged with administration of the plan. Deferred stock units granted under this plan are eligible for dividend equivalent credits from and after their grant date until their settlement date, if any dividends are declared and paid on the Company’s common stock during that period. Such deferred stock units generally are subject to settlement on a one-for-one basis in whole shares of the Company’s common stock, with a cash-out of any fractional stock units. Unless (a) a participant has elected to defer settlement as permitted under the Directors Grant Plan, (b) earlier settlement is required thereunder in connection with and effective immediately prior to a defined “change of control” event, or (c) the Board of Directors or the Board committee approves in its discretion any other accelerated settlement, settlement of vested deferred stock units will occur as soon as administratively feasible after the earliest of (1) the fifth anniversary of the date of grant, (2) the participant’s death, or (3) the participant’s disability.

Nonemployee Directors’ Deferred Stock Compensation Plan

Pursuant to the United Stationers Inc. Nonemployee Directors’ Deferred Stock Compensation Plan, non-employee directors may defer receipt of all or a portion of their retainer and meeting fees. Fees deferred are credited quarterly to each participating director in the form of stock units, based on the fair market value of the Company’s common stock on the quarterly deferral date. Each stock unit account generally is distributed and settled in whole shares of the Company’s common stock on a one-for-one basis, with a cash-out of any fractional stock unit interests, after the participant ceases to serve as a Company director.

Additional Disclosures Regarding Black-Scholes Assumptions

The Company estimates expected volatility based on historical volatility of the price of its common stock. The Company estimates the expected term of share-based awards by using historical data relating to option exercises and employee terminations to estimate the period of time that options granted are expected to be outstanding. The interest rate for periods during the expected life of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.

Forms 10-Q for the quarterly period ended June 30, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business Overview and Recent Results

9.                                       We note that the Company’s gross margin was positively impacted by transitioning to a calendar year program for product content syndication and other customer marketing program changes.  Explain, in detail, the changes in (a) your product content syndication program and (b) your other customer marketing programs and tell us how these changes impacted your timing of revenue recognition and the related costs. Also, tell us the dollar impact of these changes for each quarter since inception.

Product Content Syndication:

Prior to January 2006, suppliers were charged a fixed page rate for participation in the Company’s General Line Reference Catalog (the “Catalog”).  Cash received for this fixed allowance program was recorded as a reduction of cost of goods sold over the life of the Catalog (September 1, 2005 through August 31, 2006).  In January 2006, the Company began a calendar year variable program that delivers both print and electronic content. Under this program, the cash received from suppliers is based on the volume and mix of the Company’s product purchases. Because the variable program went into effect on January 1, 2006, there is a one-time eight month overlap period whereby income from both this program and the fixed allowance program will be recognized. In future years, the Company will replace the fixed allowance program with the calendar year variable program. As disclosed in the Company’s first and second quarter Form 10-Q and 8-K, the quarterly incremental supplier allowances recorded were $2.8 million and $21.0 million, respectively.

Customer Marketing Program Changes:

General Line Catalog Program Change

Beginning in January 2004, the Company offered a discount to its customers on the Catalog, provided that certain product purchase minimums were met.  The Company recorded this discount as it was earned by the customer.  In January 2006, the Company discontinued this program.  This resulted in a year-over-year favorable impact of $1.4 million in each of Q1 and Q2 of 2006.

Advertising Allowance Program

The Company’s customers earn an Advertising Allowance based on a percentage of their product purchases.  This allowance can only be used to offset the price of advertising purchases.

Because the Company is moving to a calendar year catalog, customers are purchasing less advertising under the Advertising Allowance Program.  This created a $1.4 million favorable year-over-year impact to gross margin in the second quarter of 2006.

In connection with the Company’s response to the comments of the Commission, the Company hereby acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•                  it may not assert staff comments as a defense in any proceeding initiated by the SEC

If you need further information, or if you wish to discuss these topics in further detail, please feel free to contact me at your convenience by telephone at (847) 627-2321 or by fax at (847) 627-7321.

Thank you,

/s/ Kathleen S. Dvorak

Kathleen S. Dvorak
Senior Vice President and Chief Financial Officer